UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
April 1, 2010
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑ Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐ No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-☐.)

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie
Name Stuart MacKenzie
	Title:	Group Secretary & General Counsel

Date: April 1, 2010

1 April 2010
LGL rejects acquisition proposal from Newcrest Mining Ltd
Lihir Gold Ltd (LGL) has today rejected an offer from Newcrest Mining Ltd to acquire 100% of LGL’s issued ordinary shares through a scheme of arrangement.
The offer, which was received on 29 March 2010, was on the basis of 1 Newcrest share for every 9 LGL shares plus A$0.225 cash per LGL share, less any interim dividend declared for the half year ended June 2010. Based on Newcrest’s closing share price as at 31 March 2010, the offer was equivalent to A$3.87 per share and valued the company at approximately A$9.2 billion.
While the Board recognized the strategic merits of the combination of the two companies, following careful review and analysis, directors unanimously determined that the offer did not represent good value for LGL shareholders. This was particularly the case given the conditions and exclusivity arrangements that Newcrest proposed.
LGL Chairman Ross Garnaut said the offer undervalued LGL, both in terms of its existing business, and in terms of the potential value the company expected to deliver to shareholders in the future. “It also did not include a sufficient premium for control,” Dr Garnaut said.
“Directors and management made certain that Newcrest was given the opportunity to make an offer that would deliver full value for our shareholders, but the Board’s assessment was that the offer ultimately received was inadequate. We felt we had an obligation to shareholders to reject the offer,” he said.
In the course of discussions leading to the offer, LGL provided Newcrest with access to limited due diligence items. The due diligence was subject to a confidentiality deed and 9 month standstill agreement and gave Newcrest an opportunity to put forward an offer that LGL’s Board may have considered to be in the interests of shareholders.
“LGL has an excellent portfolio of operating mines in three countries and has achieved record production outcomes every year for the last four years, reaching output of 1.124 million ounces in 2009. We have major growth projects currently being developed in PNG and in West Africa, which will deliver increasing returns over the coming years, lifting average annual gold production by approximately 40% from current levels to 1.45 million ounces from 2012 to 2016.
“There is considerable option value in the huge gold resource at Lihir Island, which increased 31% to 43 million ounces in 2009, and also in the company’s assets in West Africa.
“We were keen to ensure that our shareholders capture the full value of that growth,” Dr Garnaut said.
“The Board is strongly of the view that LGL is undervalued in the marketplace, and that view has been expressed to us on a number of occasions by shareholders. We have recently made

GPO Box 905
Lihir Gold Limited	Phone: +617 3318 3300	Brisbane QLD 4001 Australia
Incorporated in Papua New Guinea	Fax: +617 3318 9203	Level 9, 500 Queen Street
ARBN 069 803 998	Website: www. LGLGold.com	Brisbane QLD 4000 Australia

management changes and taken other steps that will assist us in the process of rebuilding market confidence and correcting that valuation shortfall.
“In that context, it was clear to the Board that the Newcrest offer failed to provide full value for the underlying assets with an appropriate takeover premium,” Dr Garnaut said.
“The world class, long life nature of LGL’s pure gold assets would add a great deal to the value of Newcrest, as it would to some other companies, and the offer price did not provide an appropriate sharing of the potential benefits of the proposed combination,” Dr Garnaut said.
For relevant details of the company’s recent performance, please see Appendix One.
LGL’s Board remains committed to maximising value for its shareholders and this will continue to be the only criterion by which any further proposals or strategic options will be evaluated.
LGL will keep the market informed of further developments as appropriate.
For further information please contact:

Joe Dowling	Richard Phillips
GM Corporate Affairs	Caliburn Partnership
+61 421 587755	+61 3 9935 6806

Josie Brophy
Corporate Communications Manager
+61 7 3318 3317

Appendix One — Relevant details of the company’s recent performance
1)	LGL is strongly positioned following record FY09 performance

•	Record gold production of 1.124 million ounces, up 27% from previous year and at the top end of guidance

•	Record mine EBITDA of US$634 million, up 63% from previous year

•	Record underlying profit of US$290 million, up 57% from previous year

•	Revenues exceeded US$1 billion for the first time

•	Record operating cashflow of US$451 million, up 117%

•	LGL has maintained a low position on the gold industry cost curve (US$397 per ounce total cash cost in 2009)

•	Strong balance sheet as at 31 December 2009 with a net cash position of US$423 million (comprised of US$474 million cash and US$51 million debt)

•	Interim dividend of US 1.5 cents per share paid in November 2009 and final dividend of US 1.5 cents per share paid in March 2010

2)	LGL has outstanding growth prospects

•	LGL aims to produce 1.45 million ounces per annum on average for the five years from 2012 to 2016 rising to an average of 1.5 million ounces per annum for the following five years to 2021. This would be driven by current organic growth developments and opportunities. This represents an increase of approximately 50% from 2010 production of between 0.96 and 1.06 million ounces

•	LGL has plans to expand Lihir Island annual production well beyond one million ounces of gold, with current production targets of 1.1 million ounces per annum on average for the five years from 2012 to 2016 and 1.25 million ounces per annum for the following five years to 2021

•	LGL aims to increase production at Bonikro to approximately 250,000 ounces per annum on average for the five years from 2012 to 2016 following the completion of a feasibility study during 2010

•	LGL aims to maintain production at Mt Rawdon in Queensland at approximately 100,000 ounces per annum on average for the period from 2012-2016.

•	Lihir Island resources (measured and indicated) were increased to 43.0 million ounces during FY09, up 31% from the previous year, with further drilling in the current year expected to add to reserves. This underlying resource position presents major optionality for further production growth.

•	The company possesses significant optionality to increase its resource base and develop new mines in Côte d’lvoire, West Africa where it holds approximately 18,000 sq kms of tenements and applications and is actively exploring for more gold